Exhibit 99.2

Lithium Americas Receives Final Key State Permits for Thacker Pass; Provides Update on Federal Permitting Timeline

VANCOUVER, British Columbia, Feb. 25, 2022 -- Lithium Americas Corp. (TSX: LAC) (NYSE: LAC) ("Lithium Americas" or the "Company") is pleased to announce the Nevada Division of Environmental Protection (“NDEP”) has issued the final key state-level permits for the Thacker Pass lithium project in Humboldt County, Nevada (“Thacker Pass” or the “Project”). The three approved permits include the Water Pollution Control Permit, Mine Reclamation Permit and Class II Air Quality Operating Permit.

“With the final key state environmental permits in hand, Lithium Americas can begin to advance Thacker Pass towards construction,” said Jonathan Evans, President and CEO. “Thacker Pass provides an opportunity to enable a US-based battery supply chain for the growing electric vehicle market. Our commitment to developing Thacker Pass in the most environmentally responsible way is demonstrated from over a decade of conducting the necessary planning, design and engagement.”

Following a 30-day public comment period and NDEP’s review of extensive input from the public, the permits for Thacker Pass were approved on February 25, 2022. NDEP conducted extensive reviews of the mine site plan, verified the air models and calculations for the Class II Air Quality Operating Permit, assessed required bonding for land disturbance and reclamation as part of the Mining Reclamation Permit, and authorized mine operations and ore processing for the Water Pollution Control Permit, including setting monitoring and reporting requirements. More information can be found on NDEP’s Thacker Pass webpage at https://ndep.nv.gov/land/thacker-pass-project.

Federal Permitting Timeline

The Record of Decision (“ROD”) for Thacker Pass was received in January 2021 from the Bureau of Land Management (“BLM”), and in February 2021, claims were filed against the BLM to appeal the issuance of the ROD. In Q3 2021, injunction requests over the Company’s plan to begin cultural assessment and pre-construction work were denied, and subsequently, a motion to reconsider was also denied in late 2021. Recently, the Federal court partially approved a request for the inclusion of additional documents from the BLM. As a result of the additional documentation requests, the ROD appeal process is expected to be complete in Q3 2022.

ABOUT LITHIUM AMERICAS

Lithium Americas is focused on advancing lithium projects in Argentina and the United States to production. In Argentina, Caucharí-Olaroz is advancing towards first production and Pastos Grandes represents regional growth. In the United States, Thacker Pass has received its Record of Decision and is advancing towards construction. The Company trades on both the Toronto Stock Exchange and on the New York Stock Exchange, under the ticker symbol “LAC”.

For further information contact:
Investor Relations
Telephone: 778-656-5820
Email: ir@lithiumamericas.com
Website: www.lithiumamericas.com

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

Certain statements in this release constitute “forward-looking statements” within the meaning of applicable United States securities legislation and “forward-looking information” under applicable Canadian securities legislation (collectively, “forward-looking statements”). Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company, its projects, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such statements can be identified by the use of words such as “may”, “would”, “could”, “will”, “intend”, “expect”, “believe”, “plan”, “anticipate”, “estimate”, “scheduled”, “forecast”, “predict” and other similar terminology, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. These statements reflect the Company’s current expectations regarding future events, financial or operating performance and results, and speak only as of the date of this release. Such statements include without limitation, expectations regarding the status of development of the Company’s projects, the expected potential benefits of the Thacker Pass project for creation of a battery supply chain in the United States, and the expected timing for a decision by the court concerning the appeal of the ROD.

Forward-looking statements involve significant risks and uncertainties, should not be read as guarantees of future performance or results and will not necessarily be accurate indicators of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements or information, including, but not limited to, risks associated with mining project development, achieving anticipated milestones and budgets as planned, and meeting expected timelines; risks inherent in litigation that could result in additional unanticipated delays or rulings that are adverse for the Company or its projects; maintaining local community support in the regions where the Company’s projects are located; changing social perceptions and their impact on project development and litigation; ongoing global supply chain disruptions and their impact on developing the Company’s projects; availability of personnel, supplies and equipment; the impact of inflation on the Company, its projects and their economic feasibility; any impacts of COVID-19 on the business of the consolidated entity; unanticipated changes in market price for the Company’s shares; changes to Lithium Americas’ current and future business plans and the strategic alternatives available to Lithium Americas; stock market conditions generally; demand, supply and pricing for lithium; and general economic and political conditions in Canada, the United States, Argentina and other jurisdictions where Lithium Americas conducts business. Additional information about these assumptions and risks and uncertainties is contained in the Company’s filings with securities regulators, including the Company’s most recent annual information form and most recent management’s discussion and analysis for the Company’s most recently completed financial year and interim financial period, which are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Although the forward-looking statements contained in this release are based upon what management of the Company believes are reasonable assumptions, there can be no assurance that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this release and are expressly qualified in their entirety by this cautionary statement. Subject to applicable securities laws, the Company does not assume any obligation to update or revise the forward-looking statements contained herein to reflect events or circumstances occurring after the date of this release.